DEMARCO TRAINING SYSTEM LLC

Profit & Loss

Cash Basis

January through December 2023

	Jan Dec 23
Ordinary Income/Expense	
Income	
Sales	262,060.00
Total Income	262,060.00
Expense	
Advertising and Promotion	12,000.00
Cell Phone	1,620.00
Hulu	1,060.00
Insurance Expense	7,198.00
Internet	2,423.00
Janitorial	7,155.00
Laundry and Cleaning	600.00
Meetings	4,258.00
NJ Annual Report	78.00
Outside Services	64,528.00
Rent Expense	96,000.00
Repairs and Maintenance	4,159.00
Total Expense	201,079.00
Net Ordinary Income	60,981.00
Net Income	**60,981.00**

DEMARCO TRAINING SYSTEM LLC
Balance Sheet
As of December 31, 2023

Cash Basis

	Dec 31, 23
ASSETS	
Current Assets	
Checking/Savings	
Checking	24,248.00
Total Checking/Savings	24,248.00
Total Current Assets	24,248.00
Fixed Assets	
Accumulated Depreciation	-110,391.00
Furniture and Equipment	113,883.00
Total Fixed Assets	3,492.00
TOTAL ASSETS	27,740.00
LIABILITIES & EQUITY	
Equity	
Members Equity	-33,241.00
Net Income	60,981.00
Total Equity	27,740.00
TOTAL LIABILITIES & EQUITY	27,740.00

DEMARCO TRAINING SYSTEM LLC
Statement of Cash Flows
January through December 2023

	Jan Dec 23
OPERATING ACTIVITIES	
Net Income	60,981.00
Net cash provided by Operating Activities	60,981.00
INVESTING ACTIVITIES	
Accumulated Depreciation	24,575.00
Net cash provided by Investing Activities	24,575.00
FINANCING ACTIVITIES	
Members Equity	-87,819.00
Net cash provided by Financing Activities	-87,819.00
Net cash increase for period	-2,263.00
Cash at beginning of period	26,511.00
Cash at end of period	**24,248,00**